UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 0-11330

Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibits

Page No.

Signatures	1

Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2015 and 2014	4

Notes to Financial Statements	5

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Contributions	11

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Exhibit

23.1 – Consent of Independent Registered Public Accounting Firm for report dated June 20, 2016	13

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
June 20, 2016:

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Jacob W. Flaitz, Jr.
Jacob W. Flaitz, Jr.
401(k) Committee Member

Report of Independent Registered Public Accounting Firm

Paychex, Inc. 401(k) Incentive Retirement Plan Committee
Paychex, Inc. 401(k) Incentive Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of delinquent contributions for the year ended December 31, 2015 and the schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. This supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/ Insero & Co. CPAs, LLP
Insero & Co. CPAs, LLP
Certified Public Accountants

Rochester, New York
June 20, 2016

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2015	2014
Assets
Cash	$4,742	$2,312
Investments:
Paychex ESOP Stock Fund	147,944	139,804
American Funds EuroPacific Growth Fund	48,579	49,286
ClearCourse Group Variable Annuity	7,602	9,105
Columbia Short Term Bond Fund	12,228	11,066
Fidelity Balanced Fund K	48,376	49,073
Fidelity Freedom K Funds 2005—2060	141,370	124,747
Fidelity Freedom K Income Fund	1,921	1,848
Fidelity Government Money Market Fund	38,111	—
Fidelity U.S. Government Reserves Fund	—	37,658
Glenmede Small-Cap Equity Fund	29,133	—
Harbor Capital Appreciation Fund	80,794	68,527
Invesco Growth and Income Fund	44,981	46,971
Spartan International Index Fund	24,449	19,268
Spartan Total Market Index Fund	23,236	23,721
Spartan U.S. Bond Index Fund	51,742	49,195
Spartan 500 Index Fund	63,936	62,880
T. Rowe Price Small-Cap Value Fund	—	33,590
Vanguard S&P Mid-Cap 400 Index Fund	29,140	30,670
Vanguard S&P Small-Cap 600 Index Fund	23,766	23,412
Wells Fargo Advantage Common Stock Fund	40,953	36,711
Total investments	858,261	817,532

Notes receivable from participants	18,907	18,969
Net assets available for benefits	$881,910	$838,813
See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	Year Ended December 31,
	2015	2014
Contributions:
Participant	$62,700	$58,187
Employer, net of forfeitures	20,505	18,687
Transfers from other qualified plans	—	1
Total contributions	83,205	76,875

Investment income:
Dividend and interest income	36,214	40,477
Net realized and unrealized (depreciation)/appreciation in fair value of investments	(10,103)	3,245
Total investment income	26,111	43,722

Interest income on notes receivable from participants	788	748

Benefits paid to participants	(67,007)	(59,551)
Change in net assets available for benefits	43,097	61,794

Net assets available for benefits at beginning of year	838,813	777,019
Net assets available for benefits at end of year	$881,910	$838,813
See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and restated in April 2002, January 2007, and October 2011 to include legislative and other applicable regulatory developments through October 2011, as well as make other changes and enhancements to the Plan.
The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2015 and 2014, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.
Plan Amendments: There were no amendments to the Plan during 2015. During 2014, the Plan was amended once to update the definition of a spouse in accordance with changes in federal law.
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.
Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. For the Roth 401(k), employees may only contribute on an after-tax basis, subject to these same limitations. The maximum allowable annual employee contribution to the Plan was $18,000 in 2015 and $17,500 in 2014. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.
The Company provided a matching contribution in the amount of 50% of up to 8% of eligible pay that an employee contributed to the Plan for the years ended December 31, 2015 and 2014. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2015 and 2014.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $6,000 in 2015 and $5,500 in 2014. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than allowable percentage of eligible pay.
Vesting: Participants are fully vested as to their elective contributions, rollover contributions, and company matching contributions, as well as any earnings or losses on them. Within the ESOP, dividends received are fully vested, regardless of years of service.

Participant Accounts: The trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.
Investment Options: As of December 31, 2015, participants may direct contributions in the following investment options:

•	Paychex ESOP Stock Fund

•	American Funds EuroPacific Growth Fund

•	Columbia Short Term Bond Fund

•	Fidelity Balanced Fund K

•	Fidelity Freedom K Funds 2005—2060

•	Fidelity Freedom K Income Fund

•	Fidelity Government Money Market Fund

•	Glenmede Small-Cap Equity Fund

•	Harbor Capital Appreciation Fund

•	Invesco Growth and Income Fund

•	Spartan International Index Fund

•	Spartan Total Market Index Fund

•	Spartan U.S. Bond Index Fund

•	Spartan 500 Index Fund

•	Vanguard S&P Mid-Cap 400 Index Fund

•	Vanguard S&P Small-Cap 600 Index Fund

•	Wells Fargo Advantage Common Stock Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the Paychex ESOP Stock Fund.
ClearCourse Group Variable Annuity is an investment option that provides both guaranteed income at retirement with additional market growth opportunity based on the market performance of its underlying portfolio and it has no redemption restrictions. Effective February 27, 2012, ClearCourse Group Variable Annuity was frozen to new contributions and transfers into the fund.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $31,700 for 2015 and approximately $15,600 for 2014. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2015 and 2014, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.
Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and must exhaust all other eligible withdrawals available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.
Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a fixed period of time.

Participants in the ClearCourse Group Variable Annuity may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in their account and also direct the ESOP trustee to tender their shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate their preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Contributions: Contributions from the Company are accrued in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. Loans to participants have various maturity dates and interest rates range from 3.25% to 9.25%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits: Benefits are recorded when paid.
Administrative Expenses: Costs related to administering the Plan may be paid by the Company or the Plan. The Company paid approximately $277,000 and $273,000 in 2015 and 2014, respectively, in administrative expenses.
Recently Adopted Accounting Pronouncements: In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient – A Consensuses of the FASB Emerging Issues Task Force.” ASU No. 2015-12 designates contract value as the only required measure for fully benefit-responsive investment contracts; simplifies and makes more effective the investment disclosure requirements under Accounting Standards Codification (“ASC”) topic 820 for fair value, and topics 960, 962 and 965 for employee benefit plans; and provides a similar measurement date practical expedient for employee benefit plans. ASU No. 2015-12 is effective for fiscal years beginning on or after December 15, 2015, with early adoption permitted. The Plan early adopted this guidance on a retrospective basis as of January 1, 2015 with no material impact to its net assets available for benefits or changes in net assets available for benefits. Additionally, information reported as of December 31, 2014 has been modified to reflect these changes.
In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the FASB Emerging Issues Task Force).” This guidance removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. This guidance is effective for annual reporting periods, including interim periods beginning after December 15, 2015, with early adoption permitted. The Plan early adopted this guidance as of January 1, 2015. There was no material impact to the Plan as it did not hold any investments falling under this guidance at the time of adoption or at any time during 2015.

Recently Issued Accounting Pronouncements: Other recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s ASC), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.
Subsequent Events: The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements. On December 22, 2015, Paychex completed its acquisition of substantially all of the assets of Advance Partners (“Advance”), and on December 23, 2015, approximately 120 Advance employees became eligible to participate in the Plan. Service time recognized under the Advance Partners 401(k) Plan (“Advance Plan”) is also recognized for eligibility and vesting purposes under the Plan. The Advance Plan was terminated on December 31, 2015 and its funds distributed on April 22, 2016, to participants who were provided the option of rolling over those funds to the Plan. The increase in net assets available for benefits resulting from participant reinvestments into the Plan was not material.
NOTE C. FAIR VALUE MEASUREMENTS
The carrying value of cash approximates its fair value due to the short maturity of this financial instrument. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices in active markets. The Annuity Fund, ClearCourse Group Variable Annuity, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments less applicable ClearCourse asset charges. The underlying investments are in Janus Balanced T Share Class Fund.
The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•
Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2015
	Carrying value (Fair value)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
In thousands
Mutual Funds	$702,715	$702,715	$—	$—
Paychex Common Stock	147,944	147,944	—	—
Annuity Fund	7,602	—	7,602	—

	December 31, 2014
	Carrying value (Fair value)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
In thousands
Mutual Funds	$668,623	$668,623	$—	$—
Paychex Common Stock	139,804	139,804	—	—
Annuity Fund	9,105	—	9,105	—

NOTE D. RISKS AND UNCERTAINTIES
The Plan provides certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and of Changes in Net Assets Available for Benefits.
The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 28 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.

NOTE E. RELATED PARTY TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as party-in-interest transactions. As of December 31, 2015, the Plan held 2,797,199 shares of Paychex common stock at a fair market value of $147,943,855. As of December 31, 2014, the Plan held 3,028,028 shares of Paychex common stock at a fair market value of $139,804,053.

Certain Plan investments are managed by Fidelity. Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Costs related to administering the Plan are generally paid by the Company. Refer to Note B, Summary of Significant Accounting Policies for additional information.

NOTE F. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated January 12, 2015, stating that the Plan and amendments through October 12, 2011, is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Committee believes it is no longer subject to income tax examinations for the years prior to 2012.

NOTE G. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
As allowed by ERISA, the Plan has elected to prepare its IRS Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In thousands	2015	2014
Net assets available for benefits – financial statements	$881,910	$838,813
Less: deemed distributions —defaulted loans	81	99
Net assets available for benefits – IRS Form 5500	$881,829	$838,714

NOTE H. PROHIBITED TRANSACTIONS
On one occasion during 2015, the Company failed to timely deposit approximately $21,200 of participant contributions, and $2,300 in participant loan repayments, as required by the United States Department of Labor (DOL).  The DOL considers late deposits to be a prohibited transaction.  The Plan subsequently deposited the participant contributions, participant loan repayments, and lost earnings shortly thereafter and the deposit is considered fully corrected. Lost earnings corrected by the Plan were not material to its financial statements.

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(SCHEDULE H, LINE 4a – FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
FOR THE YEAR ENDED DECEMBER 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Participant Contributions Not Corrected	Participant Contributions Corrected Outside VFCP	Participant Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$23,481	$0	$23,481	$0	$0

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i- FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
December 31, 2015
(Dollars, Units, and Shares in Thousands)

Identity of Party Involved	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Units/ Shares	Current Value
Fidelity*	Cash	—	$4,742
Fidelity*	Paychex, Inc. Common Stock	2,797	147,944
Fidelity*	American Funds EuroPacific Growth Fund	1,073	48,579
Fidelity*	ClearCourse Group Variable Annuity	544	7,602
Fidelity*	Columbia Short Term Bond Fund	1,239	12,228
Fidelity*	Fidelity Balanced Fund K	2,280	48,376
Fidelity*	Fidelity Freedom K Funds 2005	75	931
Fidelity*	Fidelity Freedom K Funds 2010	112	1,378
Fidelity*	Fidelity Freedom K Funds 2015	385	4,934
Fidelity*	Fidelity Freedom K Funds 2020	957	12,936
Fidelity*	Fidelity Freedom K Funds 2025	1,098	15,485
Fidelity*	Fidelity Freedom K Funds 2030	1,495	21,421
Fidelity*	Fidelity Freedom K Funds 2035	1,348	19,901
Fidelity*	Fidelity Freedom K Funds 2040	1,517	22,437
Fidelity*	Fidelity Freedom K Funds 2045	1,317	20,033
Fidelity*	Fidelity Freedom K Funds 2050	1,137	17,424
Fidelity*	Fidelity Freedom K Funds 2055	389	4,419
Fidelity*	Fidelity Freedom K Funds 2060	7	71
Fidelity*	Fidelity Freedom K Income Fund	169	1,921
Fidelity*	Fidelity Government Money Market Fund	38,111	38,111
Fidelity*	Glenmede Small-Cap Equity Fund	1,125	29,133
Fidelity*	Harbor Capital Appreciation Fund	1,329	80,794
Fidelity*	Invesco Growth and Income Fund	680	44,981
Fidelity*	Spartan International Index Fund	396	24,449
Fidelity*	Spartan Total Market Index Fund	4,503	23,236
Fidelity*	Spartan U.S. Bond Index Fund	890	51,742
Fidelity*	Spartan 500 Index Fund	1,125	63,936
Fidelity*	Vanguard S&P Mid-Cap 400 Index Fund	156	29,140
Fidelity*	Vanguard S&P Small-Cap 600 Index Fund	119	23,766
Fidelity*	Wells Fargo Advantage Common Stock Fund	2,009	40,953
Participants *	Participant loans **	—	18,907
			$881,910

* Represents party-in-interest
** Loans to participants have various maturity dates (interest at 3.25% to 9.25%).